Mail Stop 3561

July 28, 2006

Mr. Peter J. Kallet
Chairman of the Board
Oneida, Ltd.
163-181 Kenwood Avenue
Oneida, New York 13421-2899

> **Re: Oneida Ltd.**
> **Form 10-K for Fiscal Year Ended January 29, 2005**
> **Filed April 28, 2005**
> **File No. 1-5452**

Dear Mr. Kallet:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Michael Moran
Accounting Branch Chief